700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

Tel. (914) 253-3406 Fax (914) 253-3667

PETER A. BRIDGMAN

SENIOR VICE PRESIDENT

AND CONTROLLER

June 2, 2006

Mr. George F. Ohsiek, Jr.

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	PepsiCo, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed February 27, 2006

Form 10-Q for Quarterly Period Ended March 25, 2006

File No. 001-1183

Dear Mr. Ohsiek:

We are responding to your letter dated May 23, 2006. Our response follows your numbered comment (shown in boldface type).

Form 10-Q for Quarterly Period Ended March 25, 2006

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations – Consolidated Review, page 16

1.	We reviewed your response to comment 3 in our letter dated April 11, 2006 as well as the revised disclosure included on page 17 of your Form 10-Q. Please further revise your future filings to disclose the following:

•	the specific manner in which you use the non-GAAP measures to evaluate your business;

•	the economic substance behind your decision to use these measures;

Mr. George F. Ohsiek, Jr.

June 2, 2006

Page 2.

•	the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures;

•	the manner in which you compensate for the disclosed material limitations of these measures; and

•	the substantive reasons why you believe the non-GAAP measures provide useful information to investors.

Refer to questions 8 and 21 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, issued June 13, 2003 and available on our website at www.sec.gov.

In future filings of our Forms 10-K and 10-Q, we will no longer present the non-GAAP measures of “division operating profit” and “division operating profit margin”. Should we decide at some future date to again include these measures in our Forms 10-K and 10-Q, we will also include the information requested above.

Pursuant to your request, PepsiCo hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) PepsiCo may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information or have any questions, please call me at (914) 253-3406.

Sincerely,

/s/ Peter Bridgman
Senior Vice President and Controller

cc:	A. Phippen – Staff Accountant

R. Manuel – Staff Accountant

S. S Reinemund – Chairman and Chief Executive Officer, PepsiCo, Inc.

I. K. Nooyi – President and Chief Financial Officer, PepsiCo, Inc.

M. T. Gallagher – Vice President and Assistant Controller, PepsiCo, Inc.

J. J. Schiro – Chairman, PepsiCo, Inc. Audit Committee

PepsiCo, Inc. Disclosure Committee

L. A. Leva – KPMG LLP